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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

SERENGETI RESOURCES INC.
Stock Symbol: TSX-V: RFM Website: www.rimfireminerals.com	Stock Symbol: TSX-V: SIR Website: www.serengetiresources.com

RFM: PR04-22	SIR: # 2004-19

Joint News Release

Rimfire Minerals and Serengeti Resources Discover New Gold Zone at Tide Property

129 metres of 1.0 g/t gold intersected in diamond drilling

Vancouver, BC, November 23, 2004: Rimfire Minerals Corporation (TSX-V:RFM) and Serengeti Resources Inc. (TSX-V:SIR) are pleased to report the discovery of bulk tonnage style gold mineralization in diamond drilling funded by Serengeti at the Tide Property.  The Tide Property is ideally located on the Granduc Mine Road, 36 kilometres north of the deep-water port facilities at Stewart, BC.

Gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1.00 g/t gold over 129.4 metres, including a 39.6 metre intersection averaging 1.92 g/t gold.

“TIDE04-03 is the first drill hole to test the 36 Zone soil geochemical anomaly, a 450 x 350 metre, greater than 0.5 g/t gold in soil anomaly that remains open in all directions,” explains David Caulfield, President and CEO of Rimfire.  “The hole was collared in the middle of the soil anomaly with better than 1.0 g/t gold values and this is reflected in the drill hole where mineralization was found throughout its entire length.  With our success at the 36 Zone, we look forward to testing the full extent of the 36 Zone and testing other soil geochemical anomalies with similarly high gold-in-soil values found on strike and to the south.”

“The Stewart area has a long mining history and is richly endowed with precious metals,” states David Moore, President and CEO of Serengeti.  “We see evidence of this in the Tide Property’s proximity to two past producing mines at Premier-Silbak and Scottie Gold, south of the Property.”

A total of 589 metres of drilling was completed in four reconnaissance holes testing the Arrow, South Pit, High Grade Pit and 36 zones.

Rimfire purchased the Tide Property outright from Newmont Exploration Canada Limited in 2001, subject to a 1.5% Net Smelter Royalty (NSR).  Serengeti is earning a 51% interest in the Tide Property by spending $1.435 million in exploration, paying $100,000 cash and issuing 325,000 shares by 2007.  Rimfire is acting as project operator.

Tide Property – Stewart-Sulphurets Corridor, BC

Rimfire and Serengeti were attracted to the Tide Property by its large, poorly explained soil and silt geochemical anomalies, the extent and high grades of its polymetallic mineralization, favourable infrastructure and breadth of mineralization in the Stewart-Sulphurets corridor.  The Stewart-Sulphurets gold camp hosts such deposits as the Kerr-Sulphurets Gold deposits (3.4 million oz. gold) and Silbak-Premier Mine (2.1 million oz. gold, 43 million oz. silver).

Mineralization on the Property is related to a 200-1000 metre wide, hornblende-feldspar porphyry sill complex, an offshoot of the lower Jurassic Summit Lake Stock.  Modern exploration of the Property, dating back to 1979, has identified 11 precious metal showings within a 7 square kilometer area.  Work to date has indicated that the property has the potential to host both bulk tonnage targets (36 Zone) distal to the porphyry sill and high grade veins (Arrow Fault, High Grade Vein) both within the sill and peripheral to it.

Technical Report

36 Zone Drilling

The 36 Zone consists of an east-west trending fracture zone mineralized with pyrite, arsenopyrite and lesser pyrrhotite.  The 36 Zone discovery hole tested a portion of the 350 metre by 150 metre core of the soil anomaly defined by greater than 1 g/t gold values.  Gold mineralization occurs in sulphide+/-quartz veinlets and parallel joint surfaces.  Joint and fracture density ranges from 10 fractures per metre to as high as 50 per metre locally.  Gold mineralization occurs over the entire length of the hole, averaging 0.89 g/t gold over its 168.25 metre length.  The drill hole was oriented orthogonal to the dominant fracture set striking east-west and dipping 50-60o to the north.  Drill hole locations and the 36 Zone cross section can be found on the Companies’ websites, www.rimfireminerals.com and www.serengetiresources.com.

36 Zone Significant Intercepts

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
TIDE04-03	2.13	131.52	129.39	1.00
including	44.78	81.61	39.60	1.92
including	63.43	81.61	18.18	2.75
TIDE04-03	149.50	158.66	9.16	1.15

Other Drilling

Intersections of note from the other three holes include a 106 metre interval of weak porphyry-style mineralization in hole TIDE04-02. This hole tested the core of an anomalous gold-silver-copper-molybdenum-in-soil anomaly centred over the porphyry sill approximately 1 kilometre east of the 36 Zone. Hole TIDE04-01 targeted the South Pit showing, a 15 metre wide alteration zone hosting quartz-arsenopyrite veins assaying 4.6 g/t gold over 2 metres and 4.4 g/t gold over 1 metre in surface chip samples.  The final hole of the program, TIDE04-04, was directed at the Arrow Zone and massive sulphide float boulders, assaying up to 105 g/t gold and 598 g/t silver.  Notable intersections are summarized below:

South Pit Showing – TIDE04-01 (94.18m)

•

49.44 to 50.25 m (0.81m) of 1.91 g/t gold and 3.5 g/t silver

High Grade Pit Zone – TIDE04-02 (167.94m)

•

43.41 to 149.36 m (105.95 m) - 0.10 g/t gold, 5.0 g/t silver, 638 ppm copper, 57 ppm molybdenum including 140.45 to 141.66 (1.21 m) - 0.24 g/t gold, 118.0 g/t silver, 5960 ppm copper, 84 ppm molybdenum

Arrow Zone – TIDE04-04 (166.12m)

•

5.42 to 6.33 m (0.91 m) – 1.74 g/t gold, 82.0 g/t silver, 803 ppm copper, 2260 ppm lead, 2940 ppm zinc

•

30.77 to 33.78 m (3.01 m) – 1.40 g/t gold

•

93.98 to 96.80 m (2.82 m) – 0.08 g/t gold, 23.5 g/t silver, 1244 ppm copper, 1320 ppm lead, 1.38% zinc

•

109.23 to 110.63 m (1.40 m) – 1.48 g/t gold, 15.9 g/t silver

Analytical results from the current program were completed at ALS Chemex in North Vancouver, BC.  Disclosure of prior results was made in a technical report filed on SEDAR on February 23, 2004, and a news release dated September 21, 2004.  The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by the Companies’ qualified persons, David Caulfield, P. Geo., President and CEO of Rimfire Minerals Corporation and David W. Moore, P. Geo., President and CEO of Serengeti Resources Inc.  A detailed description of Quality Assurance / Quality Control procedures is available on the Companies’ websites.  Equity Engineering Ltd. provided geological and project management expertise and Driftwood Diamond Drilling Ltd. provided diamond drilling services.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Corporation, Northgate Minerals Corporation, Cangold Limited, and Serengeti Resources Inc.

Serengeti is a mineral exploration company, under experienced new management who bring a solid track record of discovery.  Serengeti is focused on discovery of copper-gold and gold-silver deposits in British Columbia, especially in the highly prospective Quesnel Trough and Stewart mining camp.

For further information, please contact:

Rimfire Minerals Corporation David A. Caulfield, President and CEO Jason Weber, Manager, Corporate Communications 604-669-6660, info@rimfire.bc.ca	Serengeti Resources Inc. David W. Moore, President and CEO 604-689-7761 Jim Romano, Investor Relations 604-898-7917 Email: dmoore@serengetiresources.com

The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

November 5, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

November 23, 2004

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner

(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation is pleased to report the discovery of bulk tonnage style gold mineralization in diamond drilling at the Tide Property.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation is pleased to report the discovery of bulk tonnage style gold mineralization in diamond drilling at the Tide Property. Gold mineralization was intersected at the 36 Zone, where hole Tide04-03 averaged 1.0 g/t gold over 129.4 metres, including a 39.6 metre intersection averaging 1.92 g/t. The hole was collared in the middle of the soil anomaly with better than 1.0 g/t gold values and this is reflected in the drill hole where mineralization was found throughout its entire length.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Mark E. Baknes, Vice President Exploration 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of November, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

November 23, 2004